

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 11, 2007

Mr. Patrick C. Barry
Chief Financial Officer
Bluefly, Inc.
42 West 39th Street
New York, NY 10018

> **RE:** **Bluefly, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **File No. 1-14498**

Dear Mr. Barry:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Thompson
Branch Chief